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                                                                                                                 Exhibit 12.01

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

            YEARS ENDED DECEMBER 31, 1999, 1998, 1997, 1996 AND 1995 TWELVE MONTHS ENDED SEPTEMBER 30, 2000
                              (Dollars in Millions)



                                         Twelve Months Ended
                                            September 30,                 Years Ended December 31,
                                               2000                  1999        1998       1997       1996       1995

Earnings:
  Net Income (before Pref. Dividends)          $249.4                $186.4      $230.9     $230.0     $220.7     $174.0
  Add:  Provisions for Income Taxes             158.4                 111.3       131.1      113.6      119.1       99.1
        Fixed Charges (per below)               212.9                 150.6       135.4      130.3      130.5      136.3

Total Earnings (as defined by Reg. S-K)        $620.7                $448.3      $497.4     $473.9     $470.3     $409.4

Fixed Charges:
  Interest on Long-Term Debt                   $181.0                $129.2      $118.1     $113.6     $112.3     $113.9
  Other Interest Expense                         23.0                  13.8        10.0       11.7       13.3       17.1
  Amort. of Debt Disc. & Exp., Net                4.0                   3.0         2.7        2.6        2.6        2.5
  Rentals Interest Portion                        1.1                   0.8         0.8        1.7        2.3        2.8

  Trust Preferred                                 3.8                   3.8         3.8        0.7         -          -


Total Fixed Charges (as defined by Reg. S-K)   $212.9                $150.6      $135.4     $130.3     $130.5     $136.3

Coverage Ratio (Earnings/Fixed Charges)          2.92                  2.98        3.67       3.64       3.60       3.00

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